EXHIBIT 12

                  MINNESOTA MINING AND MANUFACTURING COMPANY
                               AND SUBSIDIARIES

               CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (Dollars in millions)

                                     1995     1994     1993     1992     1991

EARNINGS

Income from continuing operations
  before income taxes and
  minority interest                $2,168   $2,011   $1,851   $1,779   $1,620

Add:

Interest on debt                      102       70       39       61       78

Interest component of the ESOP
  benefit expense                      37       39       41       42       44

Portion of rent under operating
  leases representative of
  the interest component               51       46       44       44       44


Less:

Equity in undistributed income
  of 20-50 percent owned companies      1        2        -       (1)      (6)

       TOTAL EARNINGS AVAILABLE
       FOR FIXED CHARGES           $2,357   $2,164   $1,975   $1,927   $1,792


FIXED CHARGES

Interest on debt                      102       70       39       61       78

Interest component of the ESOP
   benefit expense                     37       39       41       42       44

Portion of rent under operating
   leases representative of
   the interest component              51       46       44       44       44

      TOTAL FIXED CHARGES          $  190   $  155   $  124   $  147   $  166

RATIO OF EARNINGS TO FIXED CHARGES  12.41    13.96    15.93    13.11    10.80